Exhibit 2

Execution Version

Strictly Confidential

AGREEMENT AND PLAN OF MERGER

Dated as of January 24, 2016

among

FNOF E&M INVESTMENT LIMITED

SILKWINGS LIMITED

and

JINPAN INTERNATIONAL LIMITED

i

4.14	Tax Matters	19
4.15	Labor Matters	19
4.16	Intellectual Property	20
4.17	Customers	20
4.18	Insurance	20
4.19	Opinion of Financial Advisor	21
4.20	Brokers and Finders	21
4.21	No Additional Representations	21

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Good Standing and Qualification	21
5.2	Corporate Authority; No Conflict	22
5.3	Available Funds and Financing	22
5.4	Absence of Litigation	23
5.5	Parent and Merger Sub	23
5.6	Schedule 13E-3; Proxy Statement; Other Information	23
5.7	Guarantee	23
5.8	Brokers	24
5.9	Ownership of Company Shares	24
5.10	Solvency	24
5.11	Independent Investigation	24
5.12	Transaction Documents	24
5.13	Non-Reliance on Company Estimates	25
5.14	No Additional Representations	25

ARTICLE VI

COVENANTS

6.1	Conduct of Business Pending the Merger	25
6.2	Acquisition Proposals	29
6.3	Preparation of the Proxy Statement and Schedule 13E-3	32
6.4	Shareholders’ Meeting	33
6.5	Filings; Other Actions; Notification	34
6.6	Access and Reports	35
6.7	Stock Exchange Delisting	35
6.8	Publicity	35
6.9	Financing	36
6.10	Expenses	36
6.11	Indemnification; Directors’ and Officers’ Insurance	36
6.12	Resignations	37
6.13	Participation in Litigation	38
6.14	Obligations of Merger Sub	38
6.15	No Amendment to Transaction Documents	38

ii

6.16	Management	38
6.17	Actions Taken at Direction or Acquiescence of Parent or the Rollover Shareholders	38

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	38
7.2	Conditions to Obligations of Parent and Merger Sub	39
7.3	Conditions to Obligation of the Company	39
7.4	Frustration of the Closing Conditions	40

ARTICLE VIII

TERMINATION

8.1	Termination	40
8.2	Effect of Termination	42
8.3	Termination Fee	42

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1	Non-Survival of Representations and Warranties and Agreements	43
9.2	Modification or Amendment	44
9.3	Waiver	44
9.4	Governing Law and Venue	44
9.5	Notices	45
9.6	Entire Agreement	46
9.7	No Third Party Beneficiaries	46
9.8	Severability	46
9.9	Interpretation; Absence of Presumption	46
9.10	Assignment	47
9.11	Remedies	47
9.12	Counterparts; Signatures	48

Appendix 1	Plan of Merger
Appendix 2	Rollover Shareholders

iii

INDEX OF DEFINED TERMS

Acquisition Proposal	2
Actions	17
Affiliate	2
Agreement	1
Alternative Acquisition Agreement	32
Applicable Date	15
Bankruptcy and Equity Exception	14
Book-Entry Shares	8
Business Day	2
BVI Companies Act	1
BVI Plan of Merger	6
Closing	6
Closing Date	6
Company	1
Company Adverse Recommendation	32
Company IP	21
Company Recommendation	14
Company Reports	15
Contract	15
Damages	37
Dispute	45
Dissenting Shareholders	8
Dissenting Shares	8
Effect	3
Effective Time	7
Employees	20
Environmental Law	2
Environmental Permits	19
Equity Commitment Letters	23
Equity Financing	23
Exchange Act	15
Exchange Fund	9
Excluded Shares	8
FCPA	18
GAAP	16
Governmental Entity	10
Guarantors	25
Hazardous Substance	3
HKIAC	45
HKIAC Rules	46
Indemnified Parties	37
Injunction	40
Intellectual Property	3
Internal Revenue Code	3
Judgment	17
Knowledge	3
Laws	18
Leased Real Property	19
Licenses	18
Lien	13
Liens	13
Limited Guarantee	2
Material Adverse Effect	3
Material Contract	18
Memorandum and Articles of Association	7
Merger	1
Merger Sub	1
NASDAQ	36
Non-Wholly Owned Subsidiaries	13
Notice of Superior Proposal	32
Option	12
Options	12
Owned Real Property	19
Parent	1
Parent Termination Fee	44
Paying Agent	9
Per Share Merger Consideration	7
Permitted Liens	4
Person	4
PRC	4
Preferred Shares	13
Proxy Statement	15
Representatives	5
Requisite Company Vote	14
Rollover Agreement	1
Rollover Shareholders	8
Rollover Shares	8
Sarbanes-Oxley Act	16
SC Financial Advisor	21
Schedule 13E-3	5
SEC	12
Securities Act	15
Share	7
Share Certificate	8
Shareholders' Meeting	34
Shares	7
Special Committee	5
Sponsors	23

Stock Incentive Plan	5
Subsidiary	5
Superior Proposal	5
Surviving Corporation	6
Tax	5
Tax Return	6
Taxes	5
Termination Date	41
Termination Fee	43
Third Party	6
Trade Secrets	3
Transaction Documents	6
Voting Agreement	1
Wholly Owned Subsidiaries	13

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 24, 2016, is by and among FNOF E&M Investment Limited, a company with limited liability incorporated under the laws of British Virgin Islands (“Parent”), Silkwings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by Parent (“Merger Sub”), and Jinpan International Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Special Committee (as defined below), has (i) determined that it is in the best interest of the Company and its shareholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend the approval of this Agreement and the BVI Plan of Merger (as defined below) by the shareholders of the Company pursuant to Part IX of the BVI Business Companies Act, as amended, of the British Virgin Islands (the “BVI Companies Act”), at the Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the rollover agreement, dated as of the date hereof (the “Rollover Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each agree to the cancellation of the Rollover Shares (as defined below) and to subscribe for newly issued shares of Parent;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have each executed and delivered to Parent the voting agreement, dated as of the date hereof (the “Voting Agreement”), pursuant to which and subject to the terms and conditions set forth therein, they will each vote in favor of this Agreement and consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. Zhiyuan Li and Forebright New Opportunities Fund, L.P., an exempted limited partnership registered in the Cayman Islands has each executed and delivered to the Company a limited guarantee in favor of the Company, dated as of the date hereof (the “Limited Guarantee”) to guarantee the due and punctual performance and discharge of the payment obligations of Parent and Merger Sub under Section 8.3(b) of this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1          Certain Definitions.  For purposes of this Agreement:

(a)          “Acquisition Proposal” means (i) any bona fide written inquiry, proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, scheme of arrangement or similar transaction involving the Company or any of its Subsidiaries, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, 15% or more of the total voting power of the equity securities of the Company, and (ii) any acquisition by any Person, or proposal or offer, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the total voting power of any class of equity securities of the Company, or any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

(b)          “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

(c)          “Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, the British Virgin Islands, Hong Kong or Beijing.

(d)          “Buyer Group Contracts” means collectively, (i) the Consortium Agreement dated as of September 15, 2015 by and between Mr. Zhiyuan Li and Forebright Smart Connection Technology Limited, (ii) the Interim Investors Agreement dated the date hereof by and between Parent and the Sponsors, (iii) the Limited Guarantee, (iv) the Commitment Letters, (v) the Rollover Agreement, and (vi) the Voting Agreement.

(e)          “Commitment Letters” means collectively, the Equity Commitment Letters and the Debt Commitment Letter.

(f)          “Debt Commitment Letter” means the Debt Commitment Letter by and among the Sponsors, and Forebright New Opportunities Fund, L.P. dated the date hereof.

(g)          “Environmental Law” means any applicable PRC local, provincial or national Law, Judgment or License relating to: (i) the protection of health, safety or the environment; or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

(h)          “Hazardous Substance” means any chemical, pollutant, waste or substance that is: (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil; or (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

(i)           “Intellectual Property” means: (i) trademarks, service marks, brand names, corporate names, Internet domain names, logos, symbols, trade dress, trade names, and all other source indicators and all goodwill associated therewith and symbolized thereby; (ii) patents and proprietary inventions and discoveries; (iii) confidential and proprietary information, trade secrets and know-how, (including confidential and proprietary processes, technology, research, recipes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); and (iv) all applications and registrations, invention disclosures, and extensions, revisions, restorations, substitutions, modifications, renewals, divisions, continuations, continuations-in-part, reissues and re-examinations related to any of the foregoing.

(j)           “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

(k)          “Intervening Event” shall mean any event, fact, development, circumstance or occurrence occurring after the date hereof that is unrelated to an Acquisition Proposal and that was not known to or reasonably foreseeable by the Company as of the date hereof.

(l)           “Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry and investigation, of the officers identified in the Company’s annual report on Form 20-F for the year ended December 31, 2014 and any subsequent current reports on Form 6-K, and with respect to any other party hereto, the actual knowledge of any director or controlling shareholders of such party, in each case, after reasonable inquiry and investigation.

(m)         “Material Adverse Effect” means any change, effect, event, violation, circumstance, occurrence, development or fact, (any such item, an “Effect”) that is, or would reasonably be expected to be, either individually or in the aggregate with all other Effects, materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, alone or in combination, shall be taken into account in determining whether a “Material Adverse Effect”

has occurred or would reasonably be expected to occur: (i) the announcement of this Agreement or pendency of the transactions contemplated by this Agreement, including any initiation of shareholder litigation or any other legal proceeding relating to this Agreement or the transactions contemplated hereby, or the identity of Parent or its shareholders as the acquiror of the Company; (ii) any change in the Company’s stock price or trading volume (it being understood that any change in the Company underlying or contributing to such change in stock price or trading volume may be taken into account in determining whether a Material Adverse Effect exists); (iii) actions or omissions of the Company or any of its Subsidiaries that are required or permitted by this Agreement or taken with the consent or at the request of Parent, Merger Sub or the Rollover Shareholders; (iv) any breach of the Transaction Documents by Parent, Merger Sub or any other party thereunder (other than the Company); (v) changes in general business, economic, political or financial market conditions, including in the PRC, (vi) changes in GAAP or any interpretation or enforcement thereof after the date hereof, (vii) changes that are the result of factors generally affecting the principal industries of the Company and its Subsidiaries in the regions in which the Company and its Subsidiaries operate; (viii) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, acts of God or natural disasters, or similar events; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that any change in the Company underlying or contributing to such failure may be taken into account in determining whether a Material Adverse Effect exists); or (x) any change or prospective change in any party’s credit ratings (it being understood that any change in the Company underlying or contributing to such change in the Company’s credit rating may be taken into account in determining whether a Material Adverse Effect exists), except, in the case of the foregoing clauses (v), (vi), (vii) and (viii), to the extent such Effects referred to therein have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies in the industries and regions in which the Company conducts its businesses after taking into account the size of the Company relative to such other companies.

(n)          “Permitted Liens” means: (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that are (x) incurred in the Company’s ordinary course of business and (y) not material to the business, operations and financial conditions of the Company or any of its Subsidiaries; (iii) limitation or restriction under any leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in any Company Reports filed prior to the date hereof; and (ix) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Material Adverse Effect.

(o)          “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(p)          “PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

(q)          “Representatives” means, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

(r)          “Schedule 13E-3” means the transaction statement on Schedule 13E-3 under the Exchange Act to be filed pursuant to Section 13(e) of the Exchange Act (together with any amendments thereof or supplements thereto and including any document incorporated by reference therein).

(s)          “Special Committee” means the special committee of the Company’s board of directors consisting of Dr. Li-Wen Zhang (Chairperson), Dr. Xu Cai and Ms. Jing Zhang, who are each (i) members of the board of directors of the Company, (ii) not affiliated with Parent or Merger Sub and (iii) not members of the Company’s management.

(t)          “Stock Incentive Plan” means the 1997 Stock Option Plan and the 2006 Stock Option Plan of the Company, in each case as amended or modified from time to time.

(u)          “Subsidiary” means, with respect to any party, any corporation, limited liability company, partnership or similar entity of which (i) such party or any other Subsidiary of such party is a general partner or (ii) at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(v)          “Superior Proposal” means a bona fide Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to fifty percent (50%)) that was not obtained in violation of Section 6.2 and which the board of directors of the Company has determined in its good faith judgment (upon the recommendation of the Special Committee following consultation with its financial advisor and outside legal counsel) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal, and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.2(b)).

(w)         “Tax” or “Taxes” means any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any governmental or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

(x)          “Tax Return” means returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal Revenue Service of the United States or any other Governmental Entity, domestic or foreign, including consolidated, combined and unitary tax returns.

(y)          “Third Party” means any Person or group other than the Company, the Company’s Subsidiaries, Parent, Merger Sub and any of their respective Affiliates.

(z)          “Transaction Documents” means this Agreement, the Limited Guarantee, the Commitment Letters, the Rollover Agreement and the Voting Agreement.

ARTICLE II

THE MERGER; CLOSING; EFFECTIVE TIME

2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the BVI Companies Act, at the Effective Time Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Merger (the “Surviving Corporation”) and shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the BVI Companies Act except as set forth in Article III. The Merger shall have the effects specified in the BVI Companies Act.

2.2          Closing.  Unless otherwise mutually agreed in writing between the Company, Merger Sub, and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, 42/F, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong commencing at 9:00 p.m. (Hong Kong time) on the third Business Day immediately following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or, if permissible, waived in accordance with this Agreement, unless another date, time or place is agreed to in writing by Parent and the Company (the date on which the Closing actually takes place being the “Closing Date”) .

2.3          Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute the articles of merger and plan of merger (together, the “BVI Plan of Merger”) substantially in the form contained in Appendix 1 hereto and the Company shall file the BVI Plan of Merger and other documents required by the BVI Companies Act with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act, and, as soon as practicable on or after the Closing Date, shall make or cause to be made all other filings or recordings required under the BVI Companies Act. The Merger shall become effective at the time when the BVI Plan of Merger has been registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time as Merger Sub and the Company may agree and specify in the BVI Plan of Merger in accordance with the BVI Companies Act (the “Effective Time”).

2.4          The Memorandum and Articles of Association.  As of the Effective Time, without any further action on the part of the parties, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (the “Memorandum and Articles of Association”), except that, at the Effective Time, Article I of the memorandum and articles of association of the Surviving Corporation shall be amended to be and read as follows: “The name of the corporation is Jinpan International Limited until thereafter changed or amended as provided therein or by applicable Law.”

2.5          Directors.  The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or termination in accordance with the Memorandum and Articles of Association.

2.6          Officers.  The parties hereto shall take all actions necessary so that the officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Memorandum and Articles of Association.

ARTICLE III

EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

3.1          Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other holders of any securities of the Company:

(a)          Merger Consideration. Each common share, with par value of US$0.0045 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, shall be cancelled in exchange for the right to receive US$6.00 in cash per Share without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Surviving Corporation will be amended accordingly. Each Share formerly represented by a certificate (a “Share Certificate”) and non-certificated Share represented by book-entry (“Book-Entry Shares”) (in each case other than any Excluded Share) shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.2(f). “Excluded Shares” means, collectively, (i) Shares beneficially owned by certain holders of Shares (the “Rollover Shareholders”) as set forth on Appendix II hereto (the “Rollover Shares”), (ii) Shares (“Dissenting Shares”) owned by holders of Shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 179 of the BVI Companies Act (“Dissenting Shareholders”) and (iii) Shares owned by the Company or any direct or indirect Wholly-Owned Subsidiary of the Company. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, share split (including a reverse share split), share dividend or distribution, recapitalization, merger, issuer self-tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change and as so adjusted shall, from and after the date of such change, be the Per Share Merger Consideration.

(b)          Cancellation of Excluded Shares.  Each Excluded Share (other than the Dissenting Shares) issued and outstanding immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of its holder, shall be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered with respect thereto.

(c)          Merger Sub.  At the Effective Time, each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Corporation. Such ordinary share shall be the only issued and outstanding share capital of the Surviving Corporation and this will be reflected in the register of members of the Surviving Corporation after the Effective Time.

(d)          Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to holders of Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A holder of Shares will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such Person and has been returned undelivered or has not been cashed or, (B) has not been sent to such Person because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (C) notice of the Shareholders’ Meeting has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Shares who are untraceable and any monies which are returned shall be held by the Surviving Corporation in a separate non-

interest bearing bank account for the benefit of Dissenting Shareholders and holders of Shares who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and holders of Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should be advised to contact the Surviving Corporation.

3.2          Exchange of Certificates.

(a)          Paying Agent.  At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”), for the benefit of the holders of Shares (other than the Excluded Shares), a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.1(a) and Section 3.2(f) (in the case of payments under Section 3.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”).

(b)          Exchange Procedures.  Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of registered holders of the Shares and (y) three (3) Business Days in the case of the Depository Trust Company on behalf of the holders holding the Shares through brokers, nominees, custodians or through a Third Party), Parent shall cause the Paying Agent to mail (or, in the case of the Depository Trust Company, to deliver), to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a): (i) a letter of transmittal which shall be in customary form specifying that delivery shall be effected, and risk of loss and title to the Share Certificates and Book-Entry Shares shall pass, only upon delivery of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for effecting the surrender of the Share Certificates (or affidavits of loss in lieu of the Share Certificates as provided in Section 3.2(e)) and Book-Entry Shares and/or such other documents as may be required in exchange for the Per Share Merger Consideration, as applicable. Upon surrender of, if applicable, a Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or Book-Entry Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of the Shares represented by such Share Certificate and each registered holder of Book-Entry Shares shall be entitled to receive in exchange therefor a cheque, in the amount (after giving effect to any required tax withholdings as provided in Section 3.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss in lieu of the Share Certificate as provided in Section 3.2(e)) or the number of Book-Entry Shares multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so surrendered shall forthwith be marked as cancelled. No interest shall be paid or will accrue on any amount payable in respect of the Shares pursuant to the provisions of this Article III. In the event of a transfer of ownership of the Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Share Certificate may be issued to such transferee if the Share Certificates, if any, which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c)          Transfers.  From and after the Effective Time, (A) no transfers of Shares shall be effected in the register of members of the Company, and (B) the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. If, on or after the Effective Time, any Share Certificate or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificates or Book-Entry Shares shall be cancelled and (except for Excluded Shares) exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate or Book-Entry Shares is entitled pursuant to this Article III.

(d)          Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Share Certificates (or affidavit of loss in lieu of the Share Certificates as provided in Section 3.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any domestic, multinational or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (a “Governmental Entity”) shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)          Lost, Stolen or Destroyed Certificates.  In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount (after giving effect to any required tax withholdings) equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f)           Dissenters’ Rights.  No Person who has validly exercised their appraisal rights pursuant to Section 179 of the BVI Companies Act shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure in Section 179 of the BVI Companies Act with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written notice of a shareholder’s election to dissent, and any other instruments served pursuant to applicable Law that are received by the Company relating to any rights of dissent and (ii) the opportunity to direct all negotiations and proceedings with respect to any dissent under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any dissent, or offer to settle or settle any such demands or approve any dissent.

(g)          Transfer Books; No Further Ownership Rights.  The Per Share Merger Consideration paid in respect of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 3.1(a) upon the surrender for exchange of Share Certificates or for Book-Entry Shares in accordance with the terms of this Article III, shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares, and, at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time, other than with respect to shares held by Dissenting Shareholders. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 3.2(f), if, after the Effective Time, any Share Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Share Certificate shall be cancelled and shall be exchanged for the cash amount in immediately available funds to which the holder of the Share Certificate is entitled pursuant to this Article III.

(h)          Tax Withholding.  Each of Parent, the Surviving Corporation and the Paying Agent, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Options, such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to Taxes. In the event that Parent determines that any deduction or withholding is required to be made from any amounts payable pursuant to this Agreement, Parent shall so notify the Company in writing at least five (5) days prior to the Closing Date (or as soon as practicable prior to the Closing Date if the circumstances giving rise to such deduction or withholding obligation occur less than five (5) days prior to the Closing Date). To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Options in respect of which such deduction and withholding was made.

3.3          Treatment of Stock Incentive Plans.

(a)          Treatment of Options.  At the Effective Time, each option to purchase Shares pursuant to any of the Stock Incentive Plans (an “Option” and collectively the “Options”) that is then outstanding, whether or not vested, shall be cancelled and converted into the right of the holder of such Option to receive cash in the amount equal to: (i) the total number of Shares subject to such Option immediately prior to the Effective Time (without regard to vesting); multiplied by (ii) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price per Share under such Option, which amount shall be paid, net of any applicable withholding Taxes, as soon as reasonably practicable after the Effective Time. No holder of an Option that has an exercise price per Share that is equal to or greater than the Per Share Merger Consideration shall be entitled to any payment with respect to such cancelled Option before or after the Effective Time.

(b)          Corporate Actions.  At or prior to the Effective Time, the Company, the board of directors of the Company or the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of Section 3.3(a).

(c)          Termination of Stock Incentive Plans.  Unless otherwise determined by Parent, all Stock Incentive Plans shall terminate as of the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as may be disclosed in the Company Reports filed with the Securities and Exchange Commission (the “SEC”) prior to the date hereof (excluding disclosures in such Company Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof), (b) as may be disclosed in this Agreement or (c) for any information that would cause one or more of the representations and warranties contained in this Article IV to be untrue or incorrect which information is Known to the Rollover Shareholders, the Sponsors or Parent prior to the date of this Agreement, the Company hereby represents and warrants to Parent and Merger Sub that:

4.1          Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization, and each of the Company and its Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where, with respect to the Company’s Subsidiaries, the failure to be so organized, validly existing or in good standing or to have such power, authority and government approvals would not reasonably be expected to have a Material Adverse Effect. The Company and each of its Subsidiaries is qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect. The memorandum and articles of association (or equivalent organizational document) of each of the Company and its Subsidiaries as amended to date and are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association (or equivalent organizational document) in any material respect.

4.2          Capital Structure.  The Company is authorized to issue a maximum of: (a) 2,000,000 convertible preferred shares with par value of US$ 0.0045 per convertible preferred share (the “Preferred Shares”); and (b) 40,000,000 Shares with par value of US$0.0045 per Share. As of the date of this Agreement, no Preferred Share is issued and outstanding and 16,418,456 Shares are issued and outstanding. All of the issued and outstanding Shares have been duly authorized and are validly issued, fully paid and non-assessable. As of the second Business Day prior to the date hereof, 153,571 Shares are reserved for future issuance pursuant to the Stock Incentive Plans. Each of the outstanding shares of share capital or other securities of each of the Company’s directly or indirectly wholly owned Subsidiaries, which are set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2014 (“Wholly Owned Subsidiaries”), has been duly authorized, and validly issued, and is fully paid and non-assessable (to the extent such concept is applicable in the relevant jurisdiction) and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any lien, charge, pledge, security interest, mortgage, claim or other encumbrance (each, a “Lien” and collectively, “Liens”). The outstanding shares of capital stock or other securities that are directly or indirectly owned by the Company of each of the Company’s Subsidiaries that are not Wholly Owned Subsidiaries (“Non-Wholly Owned Subsidiaries”) has been duly authorized and validly issued, and is fully paid and non-assessable and owned by the Company or by a Wholly Owned Subsidiary, free and clear of any Lien other than Permitted Liens. Except as set forth in this Section 4.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of or equity interests in the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the holders of Shares on any matter. The Company is not party to a shareholder rights agreement, “poison pill” or similar agreement or plan.

4.3          Corporate Authority; Vote Required; Approval and Fairness; No Violations.

(a)          The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof, subject only to approval of this Agreement by an affirmative vote at the Shareholders’ Meeting duly called and held for such purpose of holders of Shares representing at least a majority of the Shares present and voting in person or by proxy as a single class (the “Requisite Company Vote”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Merger and the other transactions contemplated hereby, have been duly authorized and approved by its board of directors, acting upon the direction of the Special Committee, and, except for obtaining the Requisite Company Vote, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger and the other transactions contemplated hereby. This

Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)          The board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, has (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than the Rollover Shareholders), (ii) approved and declared advisable to enter into this Agreement and consummate the Merger and the other transactions contemplated hereby, (iii) approved the execution, delivery and performance of this Agreement and the consummation of the Merger and the transactions contemplated hereby and (iv) resolved to recommend approval and authorization of this Agreement and the Plan of Merger by the holders of Shares (the “Company Recommendation”). The board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, has directed that this Agreement, the transactions contemplated hereby, including the Merger, and the BVI Plan of Merger be submitted to the holders of Shares for their approval and authorization.

(c)          The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Merger or the other transactions contemplated hereby will not (i) conflict with or violate, in any material respects, any provision (x) of the memorandum and articles of association of the Company or (y) of the similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming that the authorizations, consents and approvals referred to in Section 4.4 and the Requisite Company Vote are obtained and the filings referred to in Section 4.4 are made, violate any Laws applicable to the Company or any of its Subsidiaries, or (iii) violate or constitute a default under any of the terms, conditions or provisions of any loan or credit agreement, letter of credit, guarantee, power of attorney, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract, agreement, commitment, arrangement, or understanding (each, whether oral or written, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’, obligations under any such Contract, or result in the creation of any Lien (other than Permitted Encumbrances) on any properties or assets of the Company or any of its Subsidiaries pursuant to any Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrence which would not reasonably be expected to have a Material Adverse Effect.

4.4          Government Approvals.

(a)          Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing of the Schedule 13E-3, which shall incorporate by reference a proxy statement relating to the Merger to be prepared in connection with the Shareholders’ Meeting (including any amendments or supplements thereto, the “Proxy Statement”), (ii) compliance with the rules and regulations of the NASDAQ and (iii) the registration of the BVI Plan of Merger by the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, no material consent or approval of, or material filing, license, permit or authorization, declaration or registration with, any Governmental Entity or any stock market or stock exchange on which the Shares are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger and the other transactions contemplated hereby.

(b)          No consent or approval of, or filing, authorization or registration with, any Governmental Entity relating to antitrust or competition matters is required in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby.

4.5          Company Reports; Financial Statements.

(a)          The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), since January 1, 2013 (the “Applicable Date”) (the forms, statements, reports and other documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments or exhibits thereto and the documents incorporated by reference therein, collectively, the “Company Reports”). No Subsidiary of the Company is or has been required to file or furnish any periodic reports with the SEC. Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply when filed or furnished in all material respects with the applicable requirements of the Securities Act, the Exchange Act, applicable accounting standards and the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b)          The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles (“GAAP”) in all material respects.

(c)          Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present, in all material respects, the consolidated financial position, results of operations, shareholders’ equity and cash flows of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP and the rules and standards of the Public Company Accounting Oversight Board applied on a consistent basis throughout the period indicated except as may be noted therein.

(d)          The Company has implemented disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company or other persons performing similar functions. Neither the Company nor the Company’s independent registered public accounting firm has identified or been made aware of “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which could reasonably adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated.

4.6          Proxy Statement.  The Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement or document incorporated by reference) and the Schedule 13E-3 relating to the approval of this Agreement by the shareholders of the Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, (i) with respect to the Schedule 13E-3, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or (ii) with respect to the Proxy Statement, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders’ Meeting or subject matter which has become false or misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub, the Sponsors or the Rollover Shareholders for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

4.7          Absence of Certain Changes.  Since September 30, 2015, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (i) the Company and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had a Material Adverse Effect.

4.8          Litigation and Liabilities.  As of the date of this Agreement, there are no civil, criminal, administrative or other actions, suits, litigations, arbitrations, investigations or other proceedings (“Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, if adversely determined, would reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity, except as would not reasonably be expected to have a Material Adverse Effect. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise (“Liabilities”), except (a) as reflected or reserved against in the Company’s consolidated financial statements (and the notes thereto) included in the Company Reports filed after the Applicable Date but prior to the date hereof, (b) for Liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent balance sheet included in the Company Reports, (c) for Liabilities incurred pursuant to this Agreement, or (d) for Liabilities that do not and would not reasonably be expected to constitute a Material Adverse Effect.

4.9          Employee Benefits.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former director or employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans , (ii) increase any benefits otherwise payable under any of the Company Benefit Plans, or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

4.10        Compliance with Laws; Licenses.

(a)          The businesses of each of the Company and its Subsidiaries are, and since the Applicable Date, have been, conducted in compliance in all material respects with all applicable United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, and any rule, regulation, directive, decree and treaty provision applicable to the Company and its Subsidiaries, and any Judgment of any Governmental Entity (collectively, “Laws”).

(b)          The Company and its Subsidiaries each has made applications for or obtained, renewed and is in compliance with all material permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business in all material respects as presently conducted.

(c)          The Company and its Subsidiaries have conducted their businesses in compliance with the applicable anti-corruption Laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, except as would not reasonably be expected to constitute a Material Adverse Effect.

4.11        Material Contracts.

(a)          Except for this Agreement and the Contracts filed as exhibits to the Company Reports, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits to the Company’s most recently filed annual report on Form 20-F. Each such Contract described in this Section 4.17(a) is referred to herein as a “Material Contract.”

(b)          Except as would not reasonably be expected to have a Material Adverse Effect, (i) each of the Material Contracts is valid and binding on the Company or its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, in each case subject to the Bankruptcy and Equity Exception, (ii) there is no breach or default under any Material Contract by the Company or any of its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default thereunder by the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, no other party to any Material Contract is in breach of or in default under the terms of any Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (iv) neither the Company nor any of its Subsidiaries has received any notice in writing from any counterparty that such counterparty intends to terminate any Material Contract.

4.12        Properties.

(a)          With respect to real property owned by the Company or any of its Subsidiaries, and all buildings, structures, improvements, and fixtures thereon (the “Owned Real Property”), and except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company or its applicable Subsidiary has good and marketable title, or validly granted long-term land use rights and building ownership rights, as applicable, to the Owned Real Property, free and clear of any Liens (except for Permitted Liens), and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein;

(b)          with respect to real property leased, subleased or licensed to the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole (“Leased Real Property”), the lease, sublease or license for such Leased Real Property is valid, legally binding, enforceable and in full force and effect; and

(c)          the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens, except as would not reasonably expected to have a Material Adverse Effect.

4.13        Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are in all respects in compliance with all applicable Environmental Laws. The Company and each of its Subsidiaries have obtained and possess all material permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (“Environmental Permits”), and each of the Company and its Subsidiaries is in compliance with its Environmental Permits. Neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

4.14        Tax Matters.

(a)          The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b)          All material Taxes owed by the Company and each of its Subsidiaries that are due and payable (whether or not shown on any Tax Return) have been timely paid, other than any such Taxes that are being contested in good faith, have not been finally determined and have been adequately reserved against in accordance with GAAP on the balance sheet of the Company and its Subsidiaries (other than in the notes thereto).

(c)          Neither the Company nor any of its Subsidiaries has received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of any material Taxes of the Company or any of its Subsidiaries.

(d)          There are no material Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than (i) Permitted Liens, (ii) Taxes not yet due and payable and (iii) Taxes that are being contested in good faith and for which reserves been established in accordance with GAAP.

(e)          All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Laws, all such withheld amounts have been timely paid over to the appropriate Governmental Entity. No deficiency for any material Tax has been asserted or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn.

(f)           As of the date hereof, neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any material amount of Tax or agreed to any extension of time with respect to any material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

4.15        Labor Matters.  As of the date hereof, (a) there is no material pending or, to the Knowledge of the Company, threatened dispute in respect of employment matters with the directors of the Company or any of its Subsidiaries or with any of the employees or former employees of the Company or any of its Subsidiaries, (b) except as would not reasonably be expected to have a Material Adverse Effect, there are no unfair labor practice complaints against the Company or any of its Subsidiaries before any Government Entity with respect to current or former employees of the Company or any Subsidiary of the Company (collectively, “Employees”), (c) there are no collective bargaining agreement or other labor union Contract applicable to persons employed by the Company or any of its Subsidiaries and to which the

Company or any of its Subsidiaries is a party or bound by, (d) there are no labor unions, works councils or other organizations representing or purporting to represent any Company personnel, nor are there any organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Company or any of its Subsidiaries and (e) except as would not reasonably be expected to constitute a Material Adverse Effect, neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for the Employees.

4.16        Intellectual Property.

(a)          Except as would not reasonably be expected to have a Material Adverse Effect: (i) the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property that is used in their respective businesses as currently conducted (the “Company IP”); (ii) all of the registrations and applications included in the Company IP owned by the Company, and to the Knowledge of the Company, the Company IP exclusively licensed by the Company and, by its Subsidiaries, are subsisting; and (iii) all of the Company IP are free and clear of any Lien, except for Permitted Liens.

(b)          Except as would not reasonably be expected to have a Material Adverse Effect: (i) neither the conduct of the business of the Company and/or the conduct of the business of each of its Subsidiaries nor the Company IP infringes, dilutes, misappropriates or otherwise violates any Intellectual Property rights of any Third Party; and (i) no Third Party is infringing, diluting, misappropriating or otherwise violating any material Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(c)          The Company and its Subsidiaries have taken commercially reasonable measures to maintain, preserve and protect the confidentiality of all material Trade Secrets.

4.17        Customers.  Since January 1, 2015, the Company has not received any notice in writing from any of its ten largest customers (based on aggregate sales or purchases, as applicable, during the fiscal year ended December 31, 2015) that any such customer intends to terminate, materially reduce, or not renew its relationship with the Company or its Subsidiaries.

4.18        Insurance.  Except as would not reasonably be expected to have a Material Adverse Effect: (a) all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are in full force and effect and are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the PRC; (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary to conduct its business as now conducted; (c) neither the Company nor any of its Subsidiaries has received any written notice of threatened termination of, material premium increase with respect to, or material alteration of coverage under any of its respective insurance policies; and (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

4.19        Opinion of Financial Advisor.  The Special Committee has received the opinion of Duff & Phelps, LLC (the “SC Financial Advisor”) to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares (in each case, other than holders of Excluded Shares) is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Special Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub or any of their respective Affiliates or Representatives.

4.20        Brokers and Finders.  No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage fees, commissions, finders’ or other fees or commission or expenses reimbursement in connection with the Merger or the other transactions contemplated in this Agreement.

4.21        No Additional Representations.  Except for the representations and warranties made by the Company in this Article IV, Parent and Merger Sub acknowledge that neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that:

5.1          Organization, Good Standing and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. Each of Parent and Merger Sub has made available to the Company (i) complete and correct copies of its memorandum and articles of association, or similar governing documents, as currently in effect, and (ii) a true and complete list of all directors and executive officers of Parent and Merger Sub, as of the date hereof.

5.2          Corporate Authority; No Conflict.

(a)          Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby in accordance with the terms hereof. This Agreement has been duly executed and delivered by Parent and Merger Sub and is a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or consent of the holders of any class or series of share capital of Parent is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The vote or consent of Parent, as the sole shareholder of Merger Sub, is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to authorize and approve this Agreement, and the transactions contemplated hereby, including the Merger.

(b)          The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (i) a breach or violation of, or a default under, the memorandum and articles of association, or similar governing documents, of Parent or Merger Sub, (ii) a breach or violation of any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, (iii) a default under any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or an acceleration of Parent’s or Merger Sub’s obligations under any such Contract, or (iv) the creation of any encumbrance on any properties or assets of Parent or Merger Sub, except, in the case of clause (iii) or clause (iv), for any such default, acceleration or creation as would not, individually or in the aggregate, reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby.

5.3          Available Funds and Financing.

(a)          Parent has delivered to the Company true, correct and complete copies of the executed equity commitment letters (the “Equity Commitment Letters”) pursuant to which each of Forebright Smart Connection Technology Limited and Mr. Zhiyuan Li (together, the “Sponsors”) have committed, subject to the terms and conditions set forth therein, to invest in Parent the cash amount set forth therein (“Equity Financing”) and the Debt Commitment Letter. Each of the Commitment Letters provide, and will continue to provide, that the Company is a third-party beneficiary with respect to the provisions therein.

(b)          None of the Commitment Letters hast been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.15), and none of the obligations and commitments of any party thereto contained in the Commitment Letters has been withdrawn, terminated or rescinded in any respect, and no such withdrawal, termination, or restriction is contemplated. Assuming the accuracy of the representations and warranties set forth in Section 4.2 hereof (except for de minis inaccuracies), Parent and Merger Sub will have at and after the Closing funds sufficient to pay the aggregate Per Share Merger Consideration and related fees and expenses in connection with the Merger. The Commitment Letters are in full force and effect and are legal, valid and binding obligations of the parties thereto. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any parties thereto, under the Commitment Letters. Parent and Merger Sub do not have any reason to believe that any of the conditions to the Equity Financing or the financing as contemplated under the Debt Commitment Letter will not be satisfied or that the Equity Financing will not be available to Parent or Merger Sub at the Closing. The Commitment Letters contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Commitment Letters) to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms under the Equity Commitment Letters. There are no side letters or other agreements, contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Equity Financing other than as expressly set forth in the Commitment Letters and any customary engagement letter and non-disclosure agreements that do not impact the conditionality or amount of the Equity Financing. Between the date hereof and the Effective Time, Parent and Merger Sub will not need to enter into any new agreements or arrangements with unaffiliated third parties with respect to the provision of financing or funds in order to satisfy their obligations in this Agreement. For the avoidance of doubt, it is not a condition to Closing under this Agreement or the consummation of the Merger, for Parent or Merger Sub to obtain the Equity Financing or any alternative financing.

5.4          Absence of Litigation.  There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any property or asset of Parent or Merger Sub and neither Parent nor Merger Sub is subject to any outstanding Judgment.

5.5          Parent and Merger Sub.  The authorized share capital of Merger Sub consists solely of one ordinary share, par value US$1.00 per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Parent and Merger Sub each has not conducted any business prior to the date hereof and each has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and, pursuant to this Agreement, the Merger and the other transactions contemplated by the Transaction Documents.

5.6          Schedule 13E-3; Proxy Statement; Other Information.  None of the information provided by Parent or Merger Sub with respect to itself or its Affiliates for inclusion in the Schedule 13E-3 or the Proxy Statement will, in the case of the Schedule 13E-3, as of the date of its filing and the date of each amendment or supplement thereto and, in the case of the Proxy Statement, (a) at the time of the mailing of the Proxy Statement or any amendment or supplement thereto and (b) at the time of the Shareholders’ Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information that is contained or incorporated by reference in the Schedule 13E-3 or the Proxy Statement other than with respect to Parent, Merger Sub, the Sponsors or the Rollover Shareholders as set forth in this Section 5.6.

5.7          Guarantee.  Parent has delivered to the Company a duly executed Limited Guarantee with respect to matters on the terms specified therein. The Limited Guarantee is in full force and effect and constitutes, on a several but not joint basis, legal, valid and binding obligation of Mr. Zhiyuan Li and Forebright New Opportunities Fund, L.P. (“Guarantors”), subject to the Bankruptcy and Equity Exception, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default on the part of either Guarantor under the Limited Guarantee.

5.8          Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

5.9          Ownership of Company Shares.  As of the date hereof, other than the Rollover Shares which will be cancelled at the Effective Time in accordance with the Rollover Agreement, none of Parent, Merger Sub, the Sponsors or Rollover Shareholders or any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company.

5.10        Solvency.  Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming the satisfaction or the waiver of the conditions of Parent and Merger Sub to consummate the Merger as set forth herein, immediately after giving effect to all of the transactions contemplated hereby, including the Equity Financing, the payment of the Per Share Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby and the payment of all related expenses, both the Parent and the Surviving Corporation will be solvent as of the Effective Time and immediately after the Effective Time.

5.11        Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that, as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement and in any certificate delivered pursuant to this Agreement).

5.12        Transaction Documents.  Parent has delivered to the Company a true, correct and complete copy of each of the Transaction Documents. As of the date hereof, other than the Transaction Documents and any documents or agreements with respect to the shareholder arrangements of Parent (or any equity holder of Parent), there are (a) no side letters or other Contracts (whether oral or written) relating to the Transactions between two or more of the following persons: each of the Rollover Shareholders, Sponsors, Parent, Merger Sub, Guarantors or any of their respective Affiliates, and (b) no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby, or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration, or (iii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal, or (iv) pursuant to which any person has agreed to provide, directly or indirectly, equity capital to Parent, Merger Sub or the Company to finance in whole or in part the Merger.

5.13        Non-Reliance on Company Estimates.  The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

5.14        No Additional Representations.  Except for the representations and warranties made by Parent and Merger Sub in this Article V, the Company acknowledges that none of Parent, Merger Sub or any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.

ARTICLE VI

COVENANTS

6.1          Conduct of Business Pending the Merger.

(a)          Operation of the Company’s Business.  Except (i) as required by applicable Law, (ii) as required or permitted by this Agreement, or (iii) as consented to in writing by Parent in advance (which consent shall not be unreasonably withheld, conditioned or delayed), the Company covenants and agrees as to itself and its Subsidiaries that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, the business of the Company and its Subsidiaries shall be conducted in the ordinary course and the Company and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain its existing relations with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and other Persons with whom the Company or any Subsidiary of the Company has material business relations as of the date hereof. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, except (A) as required or permitted by this Agreement or as required by Law; or (B) as consented to by Parent in writing and in advance (which consent shall not be unreasonably withheld, conditioned or delayed), the Company will not and will not permit its Subsidiaries to, directly or indirectly:

(i)          adopt or propose any change in the memorandum and articles of association or equivalent organizational documents of the Company or any of its Subsidiaries;

(ii)         effect any scheme of arrangement, merge or consolidate the Company or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or otherwise enter into any Contracts imposing material changes or material restrictions on assets, operations or businesses of the Company or any of its Subsidiaries;

(iii)        acquire, whether by purchase, merger, consolidation, scheme of arrangement or acquisition of stock or assets or otherwise, any assets, securities, properties, interests, or businesses or make any investment (whether by purchase of stock or securities, contributions to capital, loans to, or property transfers) other than those with a value or purchase price not in excess of US$250,000 in any transaction or a related series of transactions, except in the ordinary course of business (it being understood and agreed that the acquisition of all or substantially all of the assets or outstanding shares or other equity securities of any Person is not in the ordinary course of business);

(iv)        issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for any share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than the transfer or other disposition of securities pursuant to existing Contracts or commitments;

(v)         create or incur (x) any Lien or other security interest on any material Company IP owned or exclusively licensed or that is material and non-exclusively licensed by the Company or any of its Subsidiaries outside the ordinary course of business having a current value in excess of US$250,000 or (y) any Lien on any other assets of the Company or any of its Subsidiaries in excess of US$500,000, in each case, other than Permitted Liens;

(vi)        make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect Wholly Owned Subsidiary of the Company) in excess of US$250,000, except pursuant to Contracts in effect as of the date hereof which have been filed as exhibits to the Company Reports filed with the SEC;

(vii)       declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its shares (except for dividends paid by any Subsidiary to the Company or to any Wholly-Owned Subsidiary and periodic dividends and other periodic distributions by Non-Wholly Owned Subsidiaries in the ordinary course consistent with past practices), or enter into any Contract with respect to the voting of its share capital;

(viii)      reclassify, split, combine or subdivide, directly or indirectly, any of the share capital or securities convertible or exchangeable into or exercisable for any of the share capital of the Company or any of its Subsidiaries;

(ix)         incur, alter, amend, modify or repay any indebtedness for borrowed money or guarantee such indebtedness of another Person, or permit any Subsidiary of the Company to guarantee any indebtedness of the Company, other than the incurrence or guarantee of indebtedness in the ordinary course of business not to exceed US$5,000,000 in the aggregate, including any borrowings under the existing credit facilities of the Company and its Subsidiaries to fund working capital needs, any payment, discharge or satisfaction of such indebtedness as it becomes due in the ordinary course of business and consistent with past practice, and such other actions taken in the ordinary course of business consistent with past practice;

(x)          issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, other than the transfer or other disposition of securities pursuant to existing Contracts or commitments;

(xi)         make any changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

(xii)        settle any Action before a Governmental Entity by or against the Company or any of its Subsidiaries or relating to any of their business, properties or assets, other than settlements (A) entered into in the ordinary course of business consistent with past practice, (B) requiring of the Company and its Subsidiaries only the payment of monetary damages not exceeding US$250,000 or (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

(xiii)       engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xiv)      make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes or materially change any method of Tax accounting;

(xv)       make or authorize any capital expenditure in excess of US$250,000 per project or related series of projects of US$1,000,000 in the aggregate, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice and except as provided for under the annual budget of the Group Company for the fiscal year 2016;

(xvi)      enter into, amend or modify, in any material respect, or terminate, or waive any material rights under, any Material Contract (or Contract that would have been a Material Contract if such Contract had been entered into prior to the date hereof), in each case, in a manner materially adverse to the interests of the Company and its Subsidiaries, taken as a whole;

(xvii)     transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, or otherwise dispose of, any material assets of the Company or its Subsidiaries, where the amount involved is in excess of US$250,000, except in connection with services provided in the ordinary course of business, sales of products in the ordinary course of business and sales of inventory, obsolete or excessive assets, and other than pursuant to Contracts in effect as of the date hereof;

(xviii)    except as required pursuant to existing written plans or Contracts in effect as of the date hereof or as otherwise required by applicable Law, (A) enter into any new employment or compensatory agreements (except for the renewal of any existing agreement) with any director or officer of the Company or any of its Subsidiaries, (B) grant or provide any severance or termination payments or benefits to any director or officer of the Company or any of its Subsidiaries, involving an amount in excess of US$500,000 in the aggregate, (C) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any director or officer of the Company or any of its Subsidiaries, in each case, involving an amount in excess of US$500,000 in the aggregate, (D) establish, adopt, materially amend or terminate any Company Benefit Plan (except as required by Law) or materially amend the terms of any outstanding equity-based awards, (E) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan, to the extent not already required in any such Company Benefit Plan, or (F) forgive any loans to directors, officers or employees of the Company or any of its Subsidiaries; or

(xix)       agree, authorize or commit to do any of the foregoing.

(b)          Operation of Parent’s and Merger Sub’s Business.  Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, it shall not: (i) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

(c)          No Control of Other Party’s Business.  Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, respectively, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

6.2          Acquisition Proposals.

(a)          No Solicitation or Negotiation.  The Company agrees that, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, neither it nor any of its Subsidiaries nor any of the officers and directors of it or any of its Subsidiaries shall, and shall instruct and cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(i)          initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal; or

(ii)         engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information to any Person relating to, any Acquisition Proposal; or

(iii)        otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

(b)          Notwithstanding anything in the foregoing to the contrary, prior to, but not after, the time that the Requisite Company Vote is obtained, if the Company has otherwise complied in all respects with Section 6.2(a), (i) following receipt by the Company of an Acquisition Proposal from any Person, the Company and its Representatives may communicate with such Person solely in order to (A) clarify and understand the terms and conditions of any Acquisition Proposal made by such Person so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) notify such Person of the restrictions of this Section 6.2; and (ii) the Company may (A) provide information in response to a request therefor by a Person (other than any Affiliate of the Company) who has made an unsolicited written Acquisition Proposal that the Company’s board of directors believes in good faith (upon the recommendation of the Special Committee following consultation with its financial advisor and outside legal counsel) to be bona fide and providing for the acquisition of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company if the Company receives from the Person so requesting such information an executed confidentiality agreement containing terms no less restrictive as those contained in the Confidentiality Agreement, dated October 28, 2015, by and between the Company and Forebright Smart Connection Technology Limited; and promptly discloses (and, if applicable, provides copies of) any such information to Parent and Merger Sub to the extent not previously provided to Parent and Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such an Acquisition Proposal of the type described in clause (ii)(A) above; or (C) after having materially complied with this Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal; provided, however, that (x) in each such case referred to in clause (ii)(A) or (ii)(B) above, the Company’s board of directors has determined in good faith based on the information then available (acting at the direction of the Special Committee following consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; (y) in the case referred to in clause (ii)(C) above, the Company’s board of directors determines in good faith (acting at the direction of the Special Committee following consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal; and (z) in each such case referred to in clause (ii)(A), (B) or (C) above, the Company’s board of directors has determined in good faith (acting at the direction of the Special Committee and following consultation with its outside legal counsel) that failure to engage in the activities described therein would be inconsistent with their fiduciary duties under applicable Law.

(c)          No Company Adverse Recommendation or Alternative Acquisition Agreement.  The board of directors of the Company and the Special Committee shall not:

(i)          withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub the Company Recommendation with respect to the Merger; or

(ii)         except as expressly permitted by, and after compliance with, Section 8.3(a), cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or any other definitive agreement (other than a confidentiality agreement referred to in Section 6.2(b) entered into in compliance with this Section 6.2) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company, acting at the direction of the Special Committee, may withhold, withdraw, qualify or modify the Company Recommendation in a manner adverse to the Parent (a “Company Adverse Recommendation”) to approve, recommend or otherwise declare advisable any Superior Proposal not solicited, entered into or agreed to in breach of this Section 6.2, and made after the date of this Agreement, if the board of directors of the Company determines in good faith, upon the direction of the Special Committee following consultation with its outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Laws ; provided, however, that prior to making any Company Adverse Recommendation, (i) the Company shall give Parent and Merger Sub at least four (4) Business Days written notice advising that the Company (acting through the Special Committee) (the “Notice of Superior Proposal”) currently intends to take such action and the basis therefor, including all required information under Section 6.2(g), (ii) during the four (4) Business Day period following Parent’s and Merger Sub’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal, and (iii) following the end of the four (4) Business Day period, the board of directors Company (acting at the direction of the Special Committee following consultation with its financial advisor and outside legal counsel) shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the Notice of Superior Proposal or otherwise, that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal; provided further, that substantially simultaneous with the Company’s board of directors’ making of the Company Adverse Recommendation, the Company shall terminate this Agreement in accordance with Section 8.1(d)(ii) and pay the Termination Fee to Parent in accordance with Section 8.3(a)(ii). Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2 and shall require a new Notice of Superior Proposal to Parent and Merger Sub as contemplated by Section 6.2(g); and the Company shall be required to comply with the requirements of this Section 6.2 fully with respect to such amended Acquisition Proposal.

(d)          Intervening Event.        Notwithstanding anything in this Section 6.2 to the contrary, prior to obtaining the Requisite Company Vote, in connection with an Intervening Event and other than in response to or in connection with a Superior Proposal, if the board of directors of the Company determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to make a Company Adverse Recommendation and/or terminate this Agreement pursuant to Section 8.1 would be inconsistent with its fiduciary duties under applicable Law, the board of directors of the Company may, upon the recommendation of the Special Committee, effect a Company Adverse Recommendation and/or terminate this Agreement pursuant to Section 8.1(d)(iii); provided that prior to making such Company Adverse Recommendation, (i) the Company has provided Parent at least four (4) Business Days’ prior written notice with reasonable details about the Intervening Event indicating that the board of directors of the Company intends to effect a Company Adverse Recommendation and/or terminate this Agreement, and (ii) during the four (4) Business Day period following Parent and Merger Sub's receipt of the aforementioned notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and Merger Sub in good faith (to the extent Parent and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that it would no longer be inconsistent with the board of directors’ fiduciary obligations not to effect a Company Adverse Recommendation, and (iii) following the end of the four (4) Business Day period, the board of directors of the Company (acting at the direction of the Special Committee following consultation with its financial advisor and outside legal counsel) shall have determined in good faith, taking into account any changes to this Agreement proposed in writing by Parent and Merger Sub in response to the aforementioned notice, that it would continue to be inconsistent with the board of directors’ fiduciary duties under applicable Law not to effect the Company Adverse Recommendation in light of the Intervening Event.

(e)          Certain Permitted Disclosure.  Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law, or other applicable Laws, with regard to an Acquisition Proposal; provided, however, that if such disclosure includes a Company Adverse Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed a Company Adverse Recommendation. Parent and Merger Sub shall have the right to terminate this Agreement as set forth in Section 8.1(c)(ii) (it being understood that a statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication pursuant to Rule 14d-9(f) under the Exchange Act, or any substantially similar communication of the type contemplated by Section 14d-9(f) of the Exchange Act, shall not be deemed a Company Adverse Recommendation or be deemed to have the substantive effect of withdrawing or adversely modifying the Company Recommendation).

(f)           Existing Discussions.  The Company agrees that it will: (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal as of the date hereof; (ii) take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.2(f) of the obligations undertaken in this Section 6.2; and (iii) promptly request each Person that has executed a confidentiality agreement in connection with such Person’s consideration of acquiring the Company or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(g)          Notice.  The Company agrees that it will promptly (and, in any event, within forty-eight (48) hours) notify Parent and Merger Sub in writing if any proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person, the material terms and conditions of any proposals or offers and whether the Company has any intention to provide confidential information to such Person, and thereafter shall keep Parent and Merger Sub informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such Acquisition Proposal, indication, inquiry or request and of any material changes in the status and terms of any such Acquisition Proposal, indication, inquiry or request (including the material terms and conditions thereof). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date hereof that prohibits the Company from providing such information to Parent or Merger Sub. Without limiting the foregoing, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent and Merger Sub in writing if it determines to initiate actions concerning an Acquisition Proposal as permitted by this Section 6.2.

6.3          Preparation of the Proxy Statement and Schedule 13E-3.  As soon as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare and file the Proxy Statement with the SEC. Concurrently with filing the Proxy Statement with the SEC, the Company and Parent shall prepare and file the

Schedule 13E-3 with the SEC. Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement and the Schedule 13E-3. Without limiting the generality of the foregoing, each party will furnish to the other party the information relating to it required by the Exchange Act to be set forth in each of the Proxy Statement and the Schedule 13E-3. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement and the Schedule 13E-3 as promptly as reasonably practicable after receipt thereof. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement and the Schedule 13E-3 which shall have become false or misleading. The Company shall as soon as reasonably practicable notify Parent and Merger Sub of the receipt of any comments from the SEC with respect to the Proxy Statement and the Schedule 13E-3 and any request by the SEC for any amendment to the Proxy Statement or the Schedule 13E-3 or for additional information in connection therewith. The Company will promptly provide Parent with copies of all correspondence between the Company and the SEC with respect to the Proxy Statement and Schedule 13E-3, and Parent will promptly provide the Company with copies of all correspondence between Parent and the SEC with respect to the Schedule 13E-3. Prior to filing or mailing (as applicable) the Proxy Statement and Schedule 13E-3 (or any amendment or supplement thereto) or responding to any comments from the SEC with respect thereto, with respect to the Proxy Statement or any response with respect thereto, the Company shall (i) provide Parent and its counsel with an opportunity to review and comment on such document or response, as the case may be and (ii) consider in good faith all comments reasonably proposed by Parent and its counsel, and with respect to the Schedule 13E-3 or any response with respect thereto, each party shall (x) provide the other party and its counsel with an opportunity to review and comment on such document or response, as the case may be and (y) consider in good faith all comments reasonably proposed by the other party and its counsel; provided, however, nothing in this Section 6.3 shall limit or preclude the board of directors of the Company to effect a Company Adverse Recommendation in accordance with Section 6.2(c) or Section 6.2(d) of this Agreement; provided, further, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent, the Rollover Shareholders or the Sponsors for inclusion or incorporation by reference in the Proxy Statement.

6.4          Shareholders’ Meeting.

(a)          Subject to Section 8.1, the Company will take, in accordance with applicable Law and its memorandum and articles of association, all actions necessary to convene a general meeting (the “Shareholders’ Meeting”) as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement to consider and vote upon the approval and authorization of this Agreement and the Plan of Merger. The Company may adjourn or postpone the Shareholders’ Meeting to allow reasonable time (i) for the filing and mailing of any supplement or amendment to the disclosure, which the Company has determined in good faith after consultation with its outside legal counsel is necessary or advisable under applicable Law, and (ii) for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting, and the Company may adjourn or postpone the Shareholders’ Meeting if, as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or if the Company reasonably deems necessary to solicit more proxies.

(b)          Subject to Section 6.2 and Section 8.1, the Company shall include the Company Recommendation in the Proxy Statement and use its reasonable best efforts to obtain the Requisite Company Vote. In the event that subsequent to the date hereof, the board of directors of the Company makes a Company Adverse Recommendation in accordance with Section 6.2(c) or Section 6.2(d), the Company shall not be required to submit this Agreement to the holders of the Shares for the approval at the Shareholders’ Meeting in accordance with this Section 6.4.

6.5          Filings; Other Actions; Notification.

(a)          Cooperation.  Subject to the terms and conditions set forth in this Agreement, the Company, Parent and Merger Sub and their respective Affiliates and Representatives shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, execution and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b)          Information.  The Company, Parent and Merger Sub each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any Third Party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c)          Status.  Subject to applicable Laws and as required by any Governmental Entity, the Company, on the one hand, Parent and Merger Sub, on the other hand, shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent, Merger Sub or the Company, as the case may be, or any of its Subsidiaries, from any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give reasonably prompt notice to Parent and Merger Sub of the discovery of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to Parent’s and Merger Sub’s respective obligations to effect the Merger. Parent and Merger Sub shall give reasonably prompt notice to the Company of the discovery of any change, fact or condition that is reasonably expected to prevent or materially impair the consummation of the transactions contemplated by this Agreement or of any failure of any condition to the Company’s obligations to effect the Merger; provided, however, that the delivery of any notice pursuant to this Section 6.5(c) shall not (A) cure any breach of any representation or warranty requiring disclosure or such other matter prior to the date hereof, or noncompliance with, any other provision of this Agreement or (B) limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that the failure to give prompt notice pursuant to this Section 6.5(c) shall not constitute a failure of a condition to the Merger Set forth in Article VII except to the extent that the underlying fact or circumstance, the occurrence or nonoccurrence of the event, or failure to comply with or satisfy any covenant, condition or agreement not so notified would, standing alone, constitute such failure.

6.6          Access and Reports.   (a) Subject to applicable Law, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to (i) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, throughout the period prior to the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII, to its employees, properties, books, Contracts and records and, (ii) during such period, furnish as promptly as reasonably practicable to Parent and their authorized Representatives all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that the Company shall not be required to provide access to or disclose any information if such access or disclosure would (A) jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, (B) violate any Contract entered into prior to the date of this Agreement, Law or order, or (C) give a third party the right to terminate or accelerate the rights under a Contract entered into prior to the date of this Agreement; provided, in each case of (A), (B) and (C), that the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation or third party right.

6.7          Stock Exchange Delisting.  Parent and its Affiliates shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of The NASDAQ Global Select Market (“NASDAQ”) to cause the delisting of the Shares from NASDAQ and the deregistration of the Company under the Exchange Act as promptly as practicable after the Effective Time.

6.8          Publicity.  The initial press release regarding the execution of this Agreement shall be a joint press release, mutually agreed upon by the Company and Parent. After the initial press release, so long as this Agreement is in effect, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement (other than any press release or public statement with respect to a Company Adverse Recommendation, a Superior Proposal or an Acquisition Proposal) and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity. This Section 6.8 shall terminate upon a Company Adverse Recommendation.

6.9          Financing.  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to (i) obtain the Equity Financing on the terms and conditions described in the Equity Commitment Letters, (ii) shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Equity Commitment Letters, and shall maintain in effect the Equity Commitment Letters until the Merger is consummated, (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Equity Commitment Letters applicable to Parent or Merger Sub that are within its control, (iv) seek to enforce its right under the Equity Commitment Letters and (v) consummate the Equity Financing at or prior to the Effective Time. Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Equity Financing is not a condition to the Closing and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independent of the availability of the Equity Financing.

6.10        Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense except as otherwise provided in this Agreement.

6.11        Indemnification; Directors’ and Officers’ Insurance.

(a)          The indemnification, advancement and exculpation provisions of certain indemnification agreements by and among the Company and its directors and certain executive officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement and (ii) all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time(the “Indemnified Parties”). The Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the BVI Companies Act or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner, unless such modification is required by Law.

(b)          From and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or such Subsidiary’s respective organizational and governing documents or agreements in effect on the date hereof, and to the fullest extent permitted by the BVI Companies Act or any other applicable Law, including the approval of this Agreement, the Merger or the other transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity during the course of performance of their duties in such capacities.

(c)          The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Parties covered as of the Effective Time by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend an amount in excess of 300% of the current annual premium paid by the Company for such insurance. Alternatively, the Company may and, at Parent’s request, the Company will, purchase a six-year “tail” prepaid policy prior to the Effective Time on terms with respect to the coverage and amounts that are equivalent to those of the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.11(c) shall terminate.

(d)          If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Parent or the Surviving Corporation, as the case may be, that are set forth under this Section 6.11 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.11.

(e)          The provisions of this Section 6.11 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.11.

6.12        Resignations.  To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company or any Subsidiary of the Company specified by Parent in writing.

6.13        Participation in Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the Company’s Knowledge on the one hand and Parent’s Knowledge on the other hand, threatened against such party which relate to this Agreement and the transactions contemplated hereby. The Company and Parent shall give each other reasonable opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to this Agreement or the transactions contemplated hereby, and no such litigation shall be settled without the other party’s prior written consent.

6.14        Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

6.15        No Amendment to Transaction Documents.  Parent and Merger Sub shall not, and shall cause its respective Affiliates not to, (a) amend, modify, withdraw, waive or terminate any Buyer Group Contract or (b) enter into or modify any other Contract directly relating to the Transactions, in each case without the prior written consent of the Special Committee (acting on behalf of the Company).

6.16        Management.  In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other Company or Subsidiary employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

6.17        Actions Taken at Direction or Acquiescence of Parent or the Rollover Shareholders.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV and this Article VI hereof, if the alleged breach is the proximate result of an action or inaction by the Company at the direction of Parent, the Rollover Shareholders, the Sponsors or their respective Affiliates, regardless of whether there is any approval by or direction from the Company’s board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VII

CONDITIONS PRECEDENT

7.1          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible under applicable Law) at or prior to the Closing Date of each of the following conditions:

(a)          Requisite Company Vote.  The Requisite Company Vote shall have been obtained.

(b)          No Injunction.  No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger (collectively, an “Injunction”).

7.2          Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties.  (i) Other than the representations and warranties of the Company contained in Section 4.2 (Capital Structure), which shall be true and correct except for de minimis inaccuracies, and Sections 4.1 (Organization, Good Standing and Qualification), 4.3 (Corporate Authority; Approval and Fairness; No Violations), 4.7(ii) (Absence of Changes) and 4.20 (Brokers and Finders), the representations and warranties of the Company contained in this Agreement (disregarding for this purpose any limitation or qualification by “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that (i) any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) such failures to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect); and (ii) the representations and warranties of the Company contained in Sections 4.1 (Organization, Good Standing and Qualification), 4.3 (Corporate Authority; Approval and Fairness; No Violations), 4.7(ii) (Absence of Changes), and 4.20 (Brokers and Finders) shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date).

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          No Material Adverse Effect.  Since the date hereof, there shall not have been any Material Adverse Effect.

(d)          Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 7.2(a), (b) and (c).

7.3          Conditions to Obligation of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing Date of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement (disregarding for this purpose any limitation or qualification by “materiality”) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that (i) any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, and (ii) such failures to be true and correct in all material respects, individually or in the aggregate, would not reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated hereby).

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          The Company shall have received a certificate signed by an officer or director of each of Parent and Merger Sub certifying as to matters set forth in Sections 7.3(a) and (b).

7.4          Frustration of the Closing Conditions.  None of the Company, Parent or Merger Sub may rely upon the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE VIII

TERMINATION

8.1          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Company Vote (except as otherwise expressly noted):

(a)          by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the direction of the Special Committee); or

(b)          by either of the Company or Parent:

(i)          if the Merger shall not have been consummated on or before nine (9) months (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to a party if the failure of the Merger to have been consummated on or before the Termination Date was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement;

(ii)         if any Injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Injunction was primarily due to the breach or failure of such party to perform in any material respect any of its obligations under this Agreement; or

(iii)        if the Shareholders’ Meeting shall have been held and completed and the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c)          by Parent,

(i)          if the representations and warranties of the Company shall have become untrue after the date of this Agreement or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the Company by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.3 not being satisfied; or

(ii)         if (A) the board of directors of the Company shall have made a Company Adverse Recommendation, (B) the board of directors of the Company approves, endorses or recommends any Acquisition Proposal other than the Merger, or (C) the Company or the board of directors of the Company, acting upon the unanimous recommendation of the Special Committee, fails to include the Company Recommendation in the Proxy Statement; or

(d)          by the Company:

(i)          if the representations and warranties of Parent or Merger Sub shall have become untrue after the date of this Agreement or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within thirty (30) Business Days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination (or, if earlier, the Termination Date); provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

(ii)         prior to obtaining the Requisite Company vote, in order to enter into an Alternative Acquisition Agreement with respect to an Acquisition Proposal in accordance with Section 6.2; or

(iii)        the board of directors of the Company or the Special Committee shall have made a Company Adverse Recommendation pursuant to Section 6.2(c) or Section 6.2(d).

8.2          Effect of Termination.  In the event of a valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective Representatives, except that (i) this Section 8.2, Section 8.3, and Article IX shall remain in full force and effect and survive termination of this Agreement and (ii) nothing shall relieve any party from liability for fraud.

8.3          Termination Fee.

(a)          In the event that:

(i)          (A) a bona fide Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) by a Third Party after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), and (B) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(i) or Section 8.1(b)(iii) (without the board of directors of the Company having made any Company Adverse Recommendation), and within twelve (12) months after such termination the Company or any of its Subsidiaries shall enter into a definitive agreement with any Third Party with respect to an Acquisition Proposal (provided that for purposes of this Section 8.3(a), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”); or

(ii)         (A) this Agreement is terminated by Parent pursuant to Section 8.1(c), or (B) this Agreement is terminated by the Company pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii);

then, in any such event under clause (i) or (ii) of this Section 8.3(a), the Company shall pay if and as directed by Parent or its designee a cash amount equal to US$3,940,429 (the “Termination Fee”) to Parent or its designee by wire transfer of same day funds, within five (5) Business Days after such termination; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Termination Fee pursuant to this Section 8.3(a), the receipt of the Termination Fee and the expenses referred to in Section 8.3(c) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Representatives arising out of or in connection with this Agreement or the other Transaction Documents, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(a) shall limit the rights of Parent and Merger Sub under Section 9.11.

(b)          In the event that the Company shall terminate this Agreement pursuant to Section 8.1(d)(i), Parent shall pay or cause to be paid to the Company or its designee promptly (but in any event no later than five (5) Business Days) after the Company validly terminates this Agreement pursuant to Section 8.1(d)(i) a termination fee equal to US$3,940,429 (the “Parent Termination Fee”). In the event that the Company shall receive full payment pursuant to this Section 8.3(b) and reimbursement of any applicable expenses pursuant to Section 8.3(c), the receipt of the Parent Termination Fee and such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, and the transactions contemplated hereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any of their respective former, current or future Representatives or Affiliates arising out of or in connection with this Agreement or any of the transactions contemplated hereby (or the abandonment or termination thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of the Company under Section 9.11.

(c)          Each of the parties hereto acknowledge that the agreements contained in this Section 8.3 are an integral part of the Merger, and that without these agreements the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 8.3, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1          Non-Survival of Representations and Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2          Modification or Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the parties at any time (whether before or after the adoption of this Agreement by the shareholders of the Company); provided, however, that (a) in the case of the Company, the board of directors of the Company (upon the direction of the Special Committee) has approved such amendment in writing, and (b) after any such adoption of this Agreement by the Requisite Company Vote, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.3          Waiver.  The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws and this Section 9.3. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.4          Governing Law and Venue.

(a)          This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transaction contemplated hereby shall be interpreted, construed and governed by and in accordance with, the Laws of the State of New York, without regard to the conflicts of laws principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the Laws of the British Virgin Islands shall be subject to the Laws of the British Virgin Islands, the Laws of the British Virgin Islands shall supersede the Laws of the State of New York with respect to such provision.

(b)          Each of the parties irrevocably agrees that any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Arbitration Rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, who shall be qualified to practice law in the State of New York, the United States of America. The claimants, on one hand, and the respondents, on the other hand, shall each select one (1) arbitrator, and the HKIAC Council shall select the third arbitrator, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.5          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

(a)          If to Parent or Merger Sub:

FNOF E&M Investment Limited

Suite 3720 Jardine House, 1 Connaught Place, Central, Hong Kong

Attention: Mr. Kiril Ip

Facsimile: (852) 2520 5125

E-mail: kiril.ip@forebrightcapital.com

with a copy to (which copy shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

1 Jianguomenwai Avenue

Beijing 100004, PRC

Attention: Peter Huang, Esq.

Facsimile: +86 10 6535 5577

e-mail: peter.huang@skadden.com

(b)          If to the Company:

Jinpan International Limited

390 Veterans Boulevard

Carlstadt, NJ 07072

Attn.: Mark Du, Chief Financial Officer

Telephone: (201) 460-8778 (x140)

Facsimile: (201) 460-8775

mdu@jstusa.net

with a copy to (which copy shall not constitute notice):

Gibson, Dunn & Crutcher LLP

Unit 1303, Tower 1, China Central Place

No. 81 Jianguo Road

Beijing 100025, PRC
Attention: Fang Xue, Esq.
Facsimile: +86 10 6502 8510
e-mail: fxue@gibsondunn.com

9.6          Entire Agreement.  This Agreement, the schedules and exhibits hereto , the Rollover Agreement, the Voting Agreement, the Commitment Letters and the Limited Guarantee constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

9.7          No Third Party Beneficiaries.  Except as expressly set forth in Section 6.11 (Indemnification; Directors’ and Officers’ Insurance) of this Agreement, this Agreement is not intended to, and does not, confer upon any Person other than the parties who are signatories hereto any rights or remedies hereunder.

9.8          Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance is determined by a court of competent jurisdiction to be invalid, illegal, void or unenforceable the remaining provisions hereof, shall, subject to the following sentence, remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

9.9          Interpretation; Absence of Presumption.

(a)          For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including the schedules, exhibits and annexes hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, and clause references are to the Articles, Sections, paragraphs, and clauses to this Agreement unless otherwise specified; (iii) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation” unless the context otherwise requires or unless otherwise specified; (iv) the word “or” shall not be exclusive; (v) references to a Person are also to its successors and permitted assigns; provisions shall apply, when appropriate, to successive events and transactions; (vi) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified and (vii) all terms defined herein shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein.

(b)          The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.10        Assignment.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by any party hereto except that Parent may designate, by written notice to the Company, another company all of the outstanding voting securities of which are owned by Parent to be a constituent corporation in lieu of Merger Sub, whereupon all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties with respect to Merger Sub as of the date hereof shall be deemed representations and warranties with respect to such other Subsidiary as of the date of such designation.

9.11        Remedies.  Notwithstanding any other provision of this Agreement, the parties hereto agree that irreparable damage would occur, damages would be difficult to determine and would be an insufficient remedy and no other adequate remedy would exist at law or in equity, in each case in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached (or any party hereto threatens such a breach). It is accordingly agreed that each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity (in the case of the Company, acting upon the direction of the Special Committee). Each of the parties irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any other party hereto, and any requirement under any Law to post security as a prerequisite to obtaining equitable relief. Until such time as the Company pays the Termination Fee or Parent pays the Parent Termination Fee, as the case may be, the remedies available to each party shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Termination Fee under Section 8.3(a) or the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 8.3(b). Notwithstanding anything in this Agreement to the contrary, (A) under no circumstances will the Company be entitled to monetary damages in connection with this Agreement in excess of the aggregate amount of (x) Parent Termination Fee, and (y) any amount payable by Parent pursuant to Section 8.3(c), and (B) under no circumstances will Parent be entitled to monetary damages in excess of the aggregate amount of (A) the Termination Fee and (B) any amount payable by the Company pursuant to Section 8.3(c).

9.12        Counterparts; Signatures.  This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Agreement is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

FNOF E&M INVESTMENT LIMITED

By:
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

SILKWINGS LIMITED

By:
Name:
Title:

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

JINPAN INTERNATIONAL LIMITED

By:
Name:
Title:

APPENDIX 1

PLAN OF MERGER

Part I: Articles of Merger

Part II: Plan of Merger

Appendix 1-1

APPENDIX 2

ROLLOVER SHAREHOLDERS

Rollover Shareholder Name	Address Facsimile	Rollover Shares
Zhiyuan Li	A9-301 Sunshine West ,169 Binhai Blvd, Haikou, Hainan 57216 , P.R China Facsimile: 898 6681-3519	2,650,739
Yuqing Jing	APT.15 KN,100 Winston Drive Cliffside Park, NJ 07010 Facsimile: 898 6681-3519	1,200,052

Appendix 2-1